UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimates average burden
Hours per response . . . 12.00

03014922

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003 181 MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
8 – 50647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

FOREST ALTERNATIVE STRATEGIES II FUND, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 FOREST AVENUE
(No. And Street)

OLD GREENWICH	CT	06870
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. DEVOE III — (203) 637-6004
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, STEPHEN J. DEVOE III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOREST ALTERNATIVE STRATEGIES II FUND, L.P., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF OPERATING OFFICER

Title

Meredith M. Boyd 2/25/03

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FOREST ALTERNATIVE STRATEGIES FUND II L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Forest Alternative Strategies Fund II L.P.:

We have audited the accompanying statement of financial condition of Forest Alternative Strategies Fund II L.P. (the "Partnership") as of December 31, 2002. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Forest Alternative Strategies Fund II L.P. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 25, 2003

FOREST ALTERNATIVE STRATEGIES FUND II L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Securities owned, at market value	$ 39,559
Receivables from clearing broker	423,208
TOTAL ASSETS	$ 462,767

LIABILITIES AND PARTNERS' CAPITAL

Securities sold, not yet purchased at market value	$ 8,731
Partners' capital	454,036
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 462,767

The accompanying notes are an integral part of this financial statement.

FOREST ALTERNATIVE STRATEGIES FUND II L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Forest Alternative Strategies Fund II L.P. (the "Partnership") is a broker-dealer in securities registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Partnership has different series of limited partnership interests with different investment objectives.

b) Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned or sold, but not yet purchased and contractual commitments arising pursuant to equity swaps and other derivative contracts are valued at market including accrued interest on bonds. All resulting gains and losses are included in partners' capital.

The Partnership's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition. In many cases, the Partnership limits its risks by holding offsetting security or option positions.

c) Income Taxes

No provision for Federal, state and local taxes has been made since the Partnership is not a taxable entity and the partners are individually liable for the taxes on their share of the Partnership's income or loss.

NOTE 2 – RECEIVABLE FROM CLEARING BROKER

The Partnership conducts business with a clearing broker for its own proprietary account pursuant to a clearance agreement. All securities owned, and the receivable from the clearing broker reflected on the statement of financial condition, are positions carried by and amounts receivable from this clearing broker.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Partnership is subject to the Uniform Net Capital Rule 15c3-1(the "Rule") of the Securities and Exchange Commission, which requires the maintenance of minimum net capital as defined. The Partnership has elected to use the alternative method permitted by the Rule, which requires the Partnership to maintain $250,000 of minimum net capital. At December 31, 2002, the Partnership had net capital of $448,102, which was $198,102 in excess of the minimum requirement.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Partnership's fund manager provides investment and management services to the Partnership, and receives a management fee. The fund manager is also entitled to an incentive fee equal to 20% of each partner's share of net income determined on a monthly basis.

The Partnership reimbursed an affiliate of the Partnership for its allocated share of certain brokerage fees paid by the affiliate.

NOTE 5 - FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES

The Partnership trades a variety of derivative financial instruments in order to reduce its exposure to market risk. These derivative financial instruments include equity options, equity index options and equity swaps. Generally, derivative financial instruments represent future commitments to purchase or sell other securities at specific terms, at specific dates or to exchange payment streams.

Derivative financial statements contain varying degrees of off-balance-sheet risk whereby changes in the level or volatility of market values of the underlying securities may result in changes in the value of the financial instruments in excess of the amounts currently reflected in the statement of financial condition (market risk). The Partnership minimizes its exposure to this risk through the use of various hedging strategies and technical analytics. In some cases, the use of derivative financial instruments actually serves to modify or offset market risk associated with other securities, which results in decreasing the Partnership's overall market risk.

NOTE 5 - FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES (continued)

In addition to market risk, these derivative financial instruments expose the Partnership to risk that the counter parties will not be able to perform under the terms of the contracts (credit risk). The Partnership utilizes controls that monitor credit risk by assessing creditworthiness of the counter parties and limiting the number of transactions with specific counter parties.

The notional or contract amount of derivative financial instruments, which are not included in the statement of financial condition, represent the extent of the Partnership's involvement in the particular class of financial instrument and does not reflect the Partnership's risk of loss due to market risk or counter party nonperformance. The Partnership's exposure to credit risk associated with counter party nonperformance is limited to amounts included in the Partnership's other receivables on the statement of financial condition.

The amounts disclosed below represent the year-end notional amounts and market values of derivative financial instruments held or issued for trading purposes and the average values during the year of those instruments.

	Notional Amount	Market value at December 31, 2002	Average Market Value 2002
Assets:			
Equities	$ -	$ -	$ 59,114
Equity Swaps	-	-	441,645
Liabilities:			
Equities	$ -	$ -	$ 5,925
Equity Swaps	-	-	311,266

NOTE 6 - CONDENSED SCHEDULE OF INVESTMENTS

Generally accepted accounting principles require that investment partnerships provide a condensed schedule of investments by type, geographic region, and industry, which includes disclosure of any position whose market value exceeds 5% of partners' capital. Total long and total short positions are to be considered separately.

The Partnership has decided to present a schedule of investments by industry. The investments consist almost entirely of convertible bonds and preferred stocks.

Description	Long Market Value	Short Market Value
Healthcare	31.60%	-
Materials	46.30%	-
Telecommunications	22.10%	100.00%
	100.00%	100.00%

Investments with market values in excess of 5% of partners' capital

As of December 31, 2002, the Company did not have any positions with market values exceeding 5% of partners' capital. During the year ended December 31, 2002, the Company did have positions that exceeded 5% of partners' capital in varying quantities at various times throughout the year.

NOTE 7 - SUBSEQUENT EVENT

In January and February 2003, partners withdrew approximately $18,247 from the Partnership.